mn

[redacted]

08029034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3234-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 50156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J. P. Turner & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, Suite 1100
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Fisher **(404) 479-8115**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 2 0 2008

E THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, **Steven Fisher**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **J. P. Turner & Company, LLC**, as of **December 31**, **2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

KERRY BRENNAN
Notary Public
Cobb County
State of Georgia
My Commission Expires Apr 26, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

J. P. TURNER & COMPANY, L.L.C.

FINANCIAL STATEMENTS
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
of J.P. Turner & Company, L.L.C.

We have audited the accompanying statement of financial condition of J. P. Turner & Company, L.L.C. as of December 31, 2007, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of J. P. Turner & Company, L.L.C. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 28, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

		2007
Cash and cash equivalents	$	3,382,873
Receivable from broker-dealers		6,807,951
Customer list, less valuation reserve of $378,000 (Note I)		342,000
Deposits with clearing broker-dealers		352,679
Advances to employees (Note B)		3,241,685
Advances to members		61,887
Securities owned, at estimated fair value (Note E)		767,031
Office furniture and equipment, at cost, less accumulated depreciation of $917,230 (Note C)		544,755
Other		233,555
	$	15,734,416

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND MEMBERS' EQUITY

	2007
Liabilities:	
Accounts payable	$ 325,434
Accrued commissions	4,092,264
Securities sold, but not yet purchased, at market value (Note E)	426,273
Accrued litigation cost (Note F)	1,829,854
Capital lease obligations (Note C)	129,535
Other accrued liabilities	211,690
Deferred rent liability (Note C)	735,332
Total Liabilities	7,750,382
Members' Equity (Note D):	
Paid in capital	1,457,982
Retained earnings	34,453,564
Accumulated distributions	(27,927,512)
Total Members' Equity	7,984,034
	$ 15,734,416

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

	2007
Revenues:	
Commissions	$ 81,514,627
Investment banking	2,665,937
Trading	1,692,427
Interest	213,621
Other	43,011
Total revenues	86,129,623
Expenses:	
Employee compensation and benefits	4,467,201
Commissions, clearing costs and investment banking	69,038,410
Communications	973,852
Occupancy (Note C)	740,545
Interest	14,932
Other	3,918,672
Total expenses	79,153,612
Net income	$ 6,976,011

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2007

	Paid-in Capital	Accumulated Distributions	Retained Earnings	Total
Balance, December 31, 2006	$ 1,457,982	$ (23,622,863)	$ 27,477,553	$5,312,672
Net income			6,976,011	6,976,011
Distributions to members		(4,304,649)	-	(4,304,649)
Balance, December 31, 2007	$ 1,457,982	$ (27,927,512)	$ 34,453,564	$7,984,034

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
CASH FLOW FROM OPERATING ACTIVITIES:	
Net income	$ 6,976,011
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	189,400
Amortization and write-off of employee advances	726,597
Writedown of customer list	72,000
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivables	(853,653)
Securities owned	(269,930)
Advances to employees	(2,332,405)
Deposits with clearing broker-dealers	(1,353)
Other	(59,871)
Increase (decrease) in:	
Accounts payable	(20,091)
Accrued commissions	290,040
Litigation accrual	683,693
Other liabilities	133,940
Accrued rent	(34,905)
Securities sold, not yet purchased	360,908
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,860,381
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(61,926)
NET CASH USED BY INVESTING ACTIVITIES	(61,926)
CASH FLOW FROM FINANCING ACTIVITIES:	
Advances to members	59,061
Distributions to members	(4,304,649)
Payment of capital lease obligations	(50,763)
NET CASH USED BY FINANCING ACTIVITIES	(4,296,351)
NET INCREASE IN CASH	1,502,104

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
Cash at beginning of year	$ 1,880,769
Cash at end of year	$ 3,382,873

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid	$ 14,932

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: J. P. Turner & Company, L.L.C. was organized as a Limited Liability Company and began business as an independent registered broker-dealer in 1997. The Company is a member of the Financial Industry Regulatory Authority. The Company's activities have primarily been in the area of providing investment banking and securities brokerage services to the public.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes: The Company is a Limited Liability Company that has elected to be taxed as an S Corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no liability for income taxes is reflected in the accompanying financial statements.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Consideration of Credit Risk: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Cash equivalents consist of highly liquid investments purchased with a maturity date of three months or less, that are not held for sale in the ordinary course of business.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Investment Banking: Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities and debt offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables: Receivables are uncollaterized obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the receivables recorded at December 31, 2007 are fully collectable and are therefore stated at net realizable value.

NOTE B – ADVANCES TO EMPLOYEES

At December 31, 2007, approximately $1,759,000 of the advances to employees are supported by non-interest bearing notes receivable which are to be forgiven by the Company as compensation if the employees meet certain performance criteria or are employed at certain dates in the future. These balances are charged to compensation during the term of employment.

NOTE C – LEASES

Operating leases:
The Company leases its office facilities under operating leases. Operating lease expense for 2007 was approximately $673,000.

At December 31, 2007, the future minimum lease payments under office facilities leases are as follows:

2008	$	670,000
2009		690,000
2010		710,000
2011		720,000
2012		740,000
Thereafter		1,910,000
Total	$	5,440,000

During 2003 and 2005, the Company entered into new office premises leases which contained periods of free rent. The deferred rent liability arose from allocation of the rent payments due in future periods to the free-rent period.

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE C – LEASES (CONTINUED)

Capitalized leases: The Company leases office equipment costing approximately $214,000 under capitalized leases. Amortization expense for capitalized property was approximately $45,000 for 2007.

The following is a schedule by years of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of December 31, 2007:

Year ending December 31:	
2008	$ 53,000
2009	53,000
2010	45,000
2011	30,000
Total minimum lease payments	181,000
Less amount representing interest	(51,465)
Present value of net minimum lease payments	$ 129,535

NOTE D – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had a net capital of $3,344,161, which was $2,855,887 in excess of its required net capital of $488,274 and ratio of aggregate indebtedness to net capital is 3.2 to 1.0.

NOTE E – SECURITIES OWNED AND SHORT POSITIONS

Securities owned and sold, which are stated at fair value, consist of trading account securities related to the Company's market making activities. The trading securities at December 31, 2007 are the following:

	2007
Common stock	$ 194,536
Municipal bonds	572,495
	$ 767,031
Securities old, but not yet purchased:	
Common stocks	173,273
Corporate bonds	253,000
	$ 426,273

NOTE F – CONTINGENCIES

The Company is engaged in various litigation and arbitrations incurred in the normal course of business. At December 31, 2007, the Company has accrued approximately $1,830,000 for the expected cost to settle litigation and arbitrations in progress, after estimated reimbursements from insurance carriers and employed brokers, and reduction of amounts to estimated losses.

NOTE G – RETIREMENT PLAN

The Company has adopted a profit sharing plan with a 401(k) feature covering substantially all employees. Contributions by the Company are at the discretion of the members. No contributions were authorized for 2007.

NOTE H – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transaction for its account and accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE I – CUSTOMER LIST

During September 2002, a company related to J. P. Turner & Company, LLC through common ownership, acquired certain customers of a Denver, Colorado based broker-dealer. The related company contributed the customers acquired to the Company as a capital contribution at the time of acquisition. The purchase price was $720,000 and this amount was recorded as an intangible asset and capital contribution.

In addition to the initial purchase price, the Company is to pay to the sellers monthly payments based on monthly profits of the Company. The payments based on profits, which commenced September 1, 2004, are not to exceed $1,800,000 in the aggregate. Expense under the agreement for 2007 was approximately $287,000 and is included in commission expense in the accompanying statement of operations.

During 2007, the customer list was evaluated for impairment in accordance with Statement of Financial Accounting Standards Number 142. Impairment is measured by comparing the fair value of the customer list to its carrying value. If the fair value is less than the recorded amount, impairment exists and the impairment amount is written off. Management believes that the customers on the customer list are subject to attrition over time in the ordinary course of business. Accordingly, estimated impairment during 2007 of approximately 10% of the value of the cost of the list was charged to operations in the accompanying financial statements.

J. P. TURNER & COMPANY, L.L.C.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2007

The accompanying schedules are prepared, as applicable, in accordance with the requirements and general format of FOCUS Form X-17A-5.

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2007

Net Capital	
Total members' equity qualified for net capital	$ 7,984,034
Deduction for non-allowable assets:	
Advances to employees	(3,241,685)
Advances to members	(61,887)
Property and equipment	(544,755)
Other assets	(272,008)
Customer list	(342,000)
Net Capital, before haircuts	3,521,699
Haircuts on securities	(178,600)
Net Capital	$ 3,343,099
Aggregate Indebtedness:	
Total liabilities, less securities sold not yet purchased	$ 7,324,109
Computation of Basic Net Capital Requirement:	
Minimum net capital required at 6.67% of aggregate indebtedness	$ 488,274
Net capital pursuant to market making activity	$ 468,550
Excess net capital	$ 2,854,825
Ratio of aggregate indebtedness to net capital	2.2 to 1.0

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART IIA OF FORM X-17-A-5 AS OF DECEMBER 31, 2007)

Net capital, as reported in Part IIA of Form X-17a-5	$ 3,874,901
Audit adjustments:	
To adjust litigation reserve	(625,000)
To correct bank reconciliation, net	155,418
To accrue additional payables	(61,158)
Change in undue concentration haircut	(1,062)
Net capital, as reported in the accompanying schedule	$ 3,343,099

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Note - The Company is exempt under paragraph (k)(2)(ii) of the rule as a Broker-Dealer which does not carry customer accounts.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Note - The Company is exempt under paragraph (k)(2)(ii) of the rule as a Broker/Dealer which does not carry customer accounts.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
J. P. Turner & Company, L.L.C.

In planning and performing our audit of the financial statements of J. P. Turner & Company, L.L.C. for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by J. P. Turner & Company, L.L.C., Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board for Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Atlanta, Georgia
February 28, 2008

Rubio CPA, PC

RUBIO CPA, PC

END